Exhibit 99.2

NOTICE TO SHAREHOLDERS
FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2008

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated interim financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.  The most significant of these accounting principles have been set out in the March 31, 2008 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements.  These statements are presented on the accrual basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependent upon future events.  Therefore, estimates and approximations have been made using careful judgment.  Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

No Auditors' Involvement

The auditors of Mountain Province Diamonds Inc. have not performed a review of the unaudited consolidated financial statements for the three and nine months ended December 31, 2008 and 2007.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	December 31,	March 31,
	2008	2008

Assets
Current assets
Cash	$18,122	$144,750
Short-term investment	504,181	1,437,377
Marketable securities	5,383	37,569
Amounts receivable	50,228	103,399
Advances and prepaid expenses	23,423	56,932

	601,337	1,780,027
Investment in Gahcho Kué Project (Note 5)	65,148,732	64,984,140

Total assets	$65,750,069	$66,764,167

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$209,537	$213,078

Long-term liabilities
Future income tax liabilities	5,909,363	5,909,363

Shareholders' equity:
Share capital (Note 6)	85,870,841	85,581,729
Contributed surplus (Note 6)	1,264,800	945,210
Deficit	(27,505,223)	(25,918,150)
Accumulated other comprehensive income	751	32,937

Total shareholders' equity	59,631,169	60,641,726

Total liabilities and shareholders' equity	$65,750,069	$66,764,167

Nature of operations (Note 1)
Going concern (Note 1)

On behalf of the Board of Directors:

“Jonathan Comerford”	“Patrick Evans”
Jonathan Comerford, Director	Patrick Evans, Director

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
		December 31,		December 31,
	2008	2007	2008	2007

Expenses:

Amortization	$-	$-	$-	$(14,239)
Consulting fees	(112,798)	(130,018)	(543,624)	(368,286)
Interest and bank charges	(566)	(2,345)	(1,751)	(3,938)
Office and administration	(23,305)	(25,245)	(70,536)	(94,529)
Professional fees	(36,034)	(63,044)	(147,064)	(143,393)
Promotion and investor relations	(5,834)	(2,651)	(80,266)	(79,820)
Salary and benefits	(21,621)	(87,944)	(46,371)	(129,291)
Stock-based compensation	(574,200)	-	(574,200)	-
Transfer agent and regulatory fees	(22,485)	(16,951)	(94,215)	(83,865)
Travel	(28,346)	(7,707)	(63,073)	(57,811)

Net loss for the period before the undernoted	(825,189)	(335,905)	(1,621,100)	(975,172)

Other earnings (expenses):
Interest income	10,419	18,787	34,027	48,401
Gain on sale of investment	-	-	-	1,075,420

	10,419	18,787	34,027	1,123,821

Net (loss) income for the period	(814,770)	(317,118)	(1,587,073)	148,649
Deficit, beginning of period	$(26,690,453)	(26,617,914)	(25,918,150)	(26,083,681)
Deficit, end of period	$(27,505,223)	$(25,935,032)	$(27,505,223)	$(25,935,032)
Basic and diluted earnings (loss) per share	$(0.01)	$(0.01)	$(0.03)	$0.00
Weighted average number of shares
Outstanding	59,932,381	59,787,685	59,928,565	59,653,113

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statement of Comprehensive Income
(Expressed in Canadian dollars)
(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	December 31,		December 31,
	2008	2007	2008	2007

Net (loss) income for the period	$(814,770)	$(317,118)	$(1,587,073)	$148,649

Other Comprehensive income
Unrealized loss on marketable securities	(8,788)	(1,384)	(32,186)	(7,373)
Increase in value of long-term investment	-	-	-	795,420
Recycling of gain on sale of long-term investment	-	-	-	(1,075,420)
Recycling on opening unrealized gain on long-term investment	-	-	-	280,000

Comprehensive (Loss) Income	$(823,558)	$(318,502)	$(1,619,259)	$141,276

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)
(Unaudited)

		For the Three Months Ended		For the Nine Months Ended
			December 31,	December 31,
		2008	2007	2008	2007

Balance, beginning of period		$9,539	$41,187	$32,937	$-

Adjustment at beginning of period due to change in accounting for available-for-sale assets
-	marketable securities	-	-	-	47,176
-	long-term investment	-	-	-	280,000
Change in fair value of available-for-sale assets
-	marketable securities	(8,788)	(1,384)	(32,186)	(7,373)
-	long-term investment	-	-	-	795,420
Recycling of gain on sale of long-term investment through other comprehensive income		-	-	-	(1,075,420)

Balance, end of period		$751	$39,803	$751	$39,803

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	For the Three Months ended		For the Nine Months Ended
	December 31,			December 31,
	2008	2007	2008	2007

Cash provided by (used in):
Operating activities:
Net (loss) income for the period	$(814,770)	$(317,118)	$(1,587,073)	$148,649
Items not involving cash:
Amortization	-	-	-	14,239
Gain on sale of long-term investment	-	-	-	(1,075,420)
Stock-based compensation	574,200	-	574,200	-
Changes in non-cash operating working capital
Amounts receivable	82,797	(5,939)	53,171	(10,373)
Advances and prepaid expenses	29,801	22,909	33,509	(12,090)
Accounts payable and accrued liabilities	40,984	(20,990)	(3,540)	(259,918)

	(86,988)	(321,138)	(929,733)	(1,194,913)
Investing activities:
Deferred exploration costs	(158,267)	(3,215)	(164,592)	(10,281)
Investment in short-term investment	229,491	-	933,195	275,000
Proceeds from sale of investment	-	-	-	1,995,420
Acquisition of Camphor Ventures, net of cash acquired	-	-	-	390,082

	71,224	(3,215)	768,603	2,650,221

Financing activities:
Shares issued for cash	-	13,600	34,502	47,051

Decrease (increase) in cash	(15,674)	(310,753)	(126,628)	1,502,359
Cash, beginning of period	33,886	1,993,082	144,750	179,970

Cash, end of period	$18,122	$1,682,329	$18,122	$1,682,392

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Nine Months Ended December 31, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

1.         Going Concern and Basis of Presentation

The Company is in the process of exploring and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 5), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partner to complete exploration and development and discover economically recoverable reserves, successful permitting, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses in the nine months ended December 31, 2008 amounting to $1,587,073, incurred negative cash flows from operations of $929,733, and will be required to obtain additional sources of financing to complete its business plans going into the future.  With approximately $500,000 of cash and short-term investment, the Company has sufficient capital to finance its operations for the next five months, after which it will be required to raise capital for future operations. As a result, there is substantial doubt as to the Company’s ability to continue as a going concern.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the disclosures and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements and as such should be read in conjunction with the audited consolidated financial statements and the notes thereto for the Company for the year ended March 31, 2008.

The consolidated balance sheet at March 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements.

This interim consolidated financial statements follow the same accounting policies and methods of their application as the Company’s most recent annual consolidated financial statements, except with respect to the new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and financial statements relating to its fiscal year commencing April 1, 2008.  Such new and revised accounting standards are described in Note 2.

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Nine Months Ended December 31, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

2.         Change in Accounting Policies

The Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing April 1, 2008:

(a)	Capital Disclosures
New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i)	qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

There is no impact on the Company’s financial statements from the adoption of this standard as it affects only disclosure requirements discussed in Note 7.

(b)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”, replace existing Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements.  The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.

There is no impact on the Company’s financial statements from the adoption of these standards as the changes arising affect only disclosure requirements discussed in Note 4.

(c)	Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  The adoption of this standard does not impact the Company’s financial statements as the Company does not hold inventories at this time.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Nine Months Ended December 31, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

3.           Future Accounting Policy Changes

(a)	Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

(b)	Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

For interim and annual financial statements relating to its fiscal year commencing April 1, 2011, the Company will be required to adopt new CICA Accounting Handbook Sections 1582, “Business Combinations” (replacing Section 1581 “Business Combinations”), Section 1601 “Consolidated Financial Statements”, and Section 1602 “Non-Controlling Interests”..

Section 1582, “Business Combinations”, establishes standards for the accounting of a business combination for which the acquisition date is after the Company’s fiscal year ended March 31, 2011.

Section 1601, “Consolidated Financial Statements”, with the new Section 1602, replaces the former Section 1600, “Consolidated Financial Statements”, and establishes standards for the preparation of consolidated financial statements.

Section 1602, “Non-Controlling Interests”, establishes standard for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Like Section 1582, both Sections 1601 and 1602 apply to the Company’s interim and annual financial statements relating to the Company’s fiscal year commencing April 1, 2011.  Sections 1601 and 1602 permit early adoption.

The Company has not yet determined the effect if any that the adoption of these new standards will have on its financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Nine Months Ended December 31, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

4.	Financial Instruments

Financial Assets and Liabilities

Information regarding the Company’s financial assets and liabilities is summarized as follows:

	December 31, 2008		March 31, 2008

		Carrying		Carrying
	Fair Value	Value	Fair Value	Value

Held for trading –
Cash	$18,122	$18,122	$144,750	$144,750
Short-term investment	504,181	504,181	1,437,377	1,437,377
	$522,303	$522,303	$1,582,127	$1,582,127
Available-for-sale
Marketable securities	$5,383	$5,383	$37,569	$37,569
Amounts receivable	$50,228	$50,228	$103,399	$103,399
Accounts payable and accrued liabilities	$209,538	$209,538	$213,078	$213,078

The short-term investment at December 31, 2008 is a cashable guaranteed investment certificate (“GIC”) held with a major Canadian financial institution and with a maturity of October 6,  2009.  The GIC held at December 31, 2008 is carried at fair value.  Given the GIC’s low risk and the ability to cash it at any time, the fair value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest.  There is no restriction on the use of the short-term investment.

The balance of interest income recognized in the Company’s financial statements represents interest income from all other sources.

The fair values of the amounts receivable and accounts payable and accrued liabilities are considered to be the same as their carrying values.

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

December 31, 2008
Amounts receivable –
Currently due	$6,078
Past due by 90 days or less, not impaired	-
Past due by greater than 90 days, not impaired	44,150
50,228

Cash	18,122
Short-term investments	504,181

$572,531

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Nine Months Ended December 31, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

4.         Financial Instruments (continued)

All of the Company’s cash and short-term investment are held with a major financial institution in Canada such that the exposure to credit risk is considered insignificant.  Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to receivables.  The Company considers the risk of loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including the Canadian government for goods and services tax refunds receivable in the amount of approximately $32,000. Other receivables are minimal and also carry no material exposure to loss.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.  The Company is not currently required to fund the exploration and development work of the Gahcho Kué Project (see Note 5).  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in Note 7.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities, all of which are due within the next 12 month period.  Other than minimal office space rental commitments, there are no other capital or operating lease commitments.

As identified in Note 1, the Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses and negative cash flows from operations of $1,573,073 and $929,733 respectively in the nine months ended December 31,2008. With approximately $500,000 of cash and short-term investment, the Company has sufficient capital to finance its operations for the next five months, after which it will be required to obtain additional sources of financing to complete its business plans going into the future.

Market Risk

The Company’s marketable securities are classified as available-for-sale, and are subject to changes in the market.  They are recorded at fair value in the Company’s financial statements, based on the closing market value at the end of the period for each security included.  The original cost of the marketable securities is $4,632.  The Company’s exposure to market risk is not considered to be material.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Nine Months Ended December 31, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

4.         Financial Instruments (continued)

Currency Risk

The Company is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

December 31, 2008
Cash	$10,200
Amounts receivable	2,670
Accounts payable and accrued liabilities	(24,525)

Net exposure	$(11,655)

Based on the above net exposure at December 31, 2008, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $1,165 increase or decrease respectively in both net and comprehensive loss.  The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its operations are located in Canada.  Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Company has no significant exposure at December 31, 2008 to interest rate risk through its financial instruments.  The short-term investment is at a fixed rate of interest that does not fluctuate during the term.

5.	Investment in Gahcho Kué Project:

	December 31,	March 31,
	2008	2008

Opening balance, beginning of period	$64,984,140	$32,570,324

Mineral Acquisition Properties – Camphor acquisition	-	32,400,320
Mining lease and consulting costs	164,592	13,496

Closing balance, end of period	$65,148,732	$64,984,140

Gahcho Kué Project:

The Company holds a 49% interest in the Gahcho Kué Project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada (“De Beers Canada”) holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué Project.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Nine Months Ended December 31, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

6.	Share Capital and Contributed Surplus:

(a)	Authorized

Unlimited number of common shares without par value

(b)	Issued and fully paid:

	Number of shares	Amount

Balance, March 31, 2008	59,870,881	$85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	-	254,610

Balance, December 31, 2008	59,932,381	$85,870,841

 (c)         Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002.  The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.  The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at December 31, 2008, there were 1,327,432 shares available to be issued under the Plan.  During the quarter ended December 31, 2008, the Board of Directors approved grants to officers and directors of the Company for 900,000 options.

 The following presents the continuity of stock options outstanding:

		Weighted
Number of		Average
	Options	Exercise Price

Balance, March 31, 2008	461,500	$2.47
Exercised	(61,500)	0.56
Granted	900,000	1.26

Balance, December 31, 2008	1,300,000	$1.81

The following are the stock options outstanding and exercisable at December 31, 2008.

	Black-		Weighted
Expiry	Scholes	Number of	Average	Exercise
Date	Value	Options	Remaining Life	Price

October 1, 2009	$189,400	200,000	0.75 years	$1.96
November 1, 2010	180,100	100,000	1.84 years	$2.63
January 30, 2011	321,100	100,000	2.08 years	$4.50
November 23, 2013	574,200	900,000	4.90 years	$1.26
	$1,264,800	1,300,000	3.81 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Nine Months Ended December 31, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

6.	Share Capital and Contributed Surplus (continued):

(c)	Stock options (continued):

      The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

2008

Dividend yield	0%
Expected volatility	56.59%
Risk-free interest rate	2.57%
Expected life	5 years
Weighted average fair value of options issued	$0.638

(d)        Contributed surplus:

Amount

Balance, March 31, 2008	$945,210
Value on exercise of stock options transferred to share capital	(254,610)
Fair value of options granted	574,200

Balance, December 31, 2008	$1,264,800

(e)        Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

7.	Capital Management

The Company considers its capital structure to consist of share capital, contributed surplus and options.  The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties, in which the Company currently has an interest, are in the exploration stage; as such the Company is dependent on external equity financing to fund its activities.  In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the three and nine months ended December 31, 2008.  Neither the Company nor its subsidiary are subject to externally imposed capital requirements.